FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

2

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2002 and 2003 are as follows:

	2002 ThU.S.$	2003 ThU.S.$
Assets
Current assets	1,144,899	1,353,557
Net fixed assets	3,838,238	4,326,735
Other assets	54,007	104,167

Total assets	5,037,144	5,784,459

	2002 ThU.S.$	2003 ThU.S.$
Liabilities and Shareholders Equity
Current liabilities	315,963	189,512
Long-term liabilities	1,507,598	1,968,051
Minority interest	6,127	13,212
Shareholders’ equity	3,207,456	3,613,684

Total liabilities	5,037,144	5,784,459

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

Total assets increased by 14.8%, or U.S.$ 747 million, from December 31, 2002 to December 31, 2003. This increase is mainly attributable to a U.S.$ 173 million increase in marketable securities and U.S.$ 488 million increase in property, plant and equipment.

Total liabilities increased by U.S.$ 334 million from December 31, 2002 to December 31, 2003. This increase is mainly attributable to a U.S.$ 79 million net increase in bank borrowings and a U.S.$ 225 million net increase in bonds.

The main financial and operating ratios are as follows:

	12/31/2002	12/31/2003
Liquidity ratios
Current ratio	3.62	7.14
Acid ratio	2.33	4.72

The increase in the current and acid ratios from 2002 to 2003 is primarily attributable to an increase in short-term bonds in the amount of U.S.$ 80 million and a US$ 70 million increase in bank borrowings.

The increase in the debt ratio from 2002 to 2003 is primarily attributable to payments of current liabilities.

	12/31/2002	12/31/2003
Debt indicators
Debt to equity ratio	0.57	0.60
Short-term debt to total debt	0.17	0.09
Long-term debt to total debt	0.83	0.91
Financial expenses covered	3.77	6.66

Current liabilities went from 17% of total liabilities at the end of 2002 to 9% of total liabilities at December 31, 2003, due to the movement of obligations from being long-term to being short-term.

The ratio of financial expenses covered increased 2.9 points from the same period in 2002. The increase is primarily attributable to a U.S.$ 26 million decrease in financial expenses due to interests capitalized in the Valdivia Mill Project and an increase in net income from December 31, 2002 to December 31, 2003.

	12/31/2002	12/31/2003
Operational ratios
Inventory turnover	1.44	1.62
Inventory turnover (excluding forests)	2.84	3.05
Inventory permanence (days)	249.90	222.89
Inventory permanence (excluding forests)	126.55	118.20

The ratio of inventory turnover increased 0.18 points from the same period in 2002. The increase is primarily attributable to a decrease in permanence in the inventory average of 2003 in relation with the previous year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$	12/31/2002%	12/31/2003%
Operating income
Export sales
Pulp	593,998	660,842	50.00	45.32
Sawn timber and cut wood	289,471	342,190	24.37	23.47
Plywood and fiber panels	132,753	221,310	11.17	15.18
Forestry products	10,367	11,452	0.88	0.78

Total export sales	1,026,589	1,235,794	86.42	84.75

Pulp	34,766	48,929	2.93	3.36
Sawn timber and cut wood	53,814	58,881	4.53	4.04
Forestry products	20,733	21,854	1.75	1.50
Plywood and fiber panels	45,644	75,631	3.84	5.19
Other	6,472	17,131	0.53	1.16

Total domestic sales	161,429	222,426	13.58	15.25

Total operating income	1,188,018	1,458,220	100.00	100.00

	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$	12/31/2002%	12/31/2003%
Operating costs
Timber	113,613	152,777	20.19	22.84
Forestry work	122,916	135,311	21.84	20.23
Depreciation	96,984	100,907	17.23	15.09
Maintenance costs	42,010	53,877	7.46	8.05
Chemical products	55,070	72,195	9.78	10.79
Sawing services	67,313	73,733	11.96	11.02
Other raw materials and indirect costs	45,598	53,037	8.10	7.93
Energy and fuel costs	19,298	27,053	3.44	4.05

Total operating costs	562,802	668,890	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

Analysis of Operating Income

Operating income includes net income of U.S.$ 506 million compared to U.S.$ 390 million in 2002, an increase of U.S.$ 116 million. The increase is primarily due to a U.S.$ 164 million increase in the gross margin.

Analysis of Non-Operating Income (Loss)

There was a non-operating loss of U.S.$ 20 million during 2003, compared to a non-operating loss of U.S.$ 96 million in 2002. The change was primarily caused by the foreign currency exchange rate loss, which changed from an income of U.S.$ 3 million in 2002 largely due to the impact of the devaluation of the Argentine peso in 2002, to an income of U.S.$ 51 million in 2003, due to the positive impact of the euro exchange rate in 2003.

	12/31/2002	12/31/2003
Profitability ratios
Equity yield	8.77	12.00
Asset performance ratio	5.55	7.56
Operating asset ratio	7.89	9.49
Income per share (U.S.$)	2.45	3.62
EBITDA *	514,350	684,421
Income after tax (ThU.S.$)	257,990	403,224

*	Income before income tax, interest, depreciation, amortization and extraordinary items.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION

Pulp

Toward the end of 2003, the worldwide inventory of pulp increased slightly, though it is too early to determine whether this trend will continue in the future. Therefore, in Arauco’s view, the instability of the market remains unchanged.

There is currently a situation of over-supply for short-fiber pulp, particularly in the case of eucalyptus pulp. However, because demand and supply for long-fiber pulp are at a tight equilibrium, Arauco anticipates that prices may increase in the next few months.

Focusing on specific markets, the trend over the last few periods of strong growth in the Chinese market has continued and has translated into sales growth, and consequently, an effect on inventories of pulp.

The increase in freight prices to almost all export market destinations has generated some pressure to increase pulp prices. Prices have not yet changed to respond to this pressure because substantial uncertainty prevails in the global logistics situation.

Wood Products

The improvement in the global economy has started to have a positive impact on Arauco’s results in the sawn timber sector. Despite the increase in freight prices, profit margins in timber began to recover, due to increases in demand that allowed Arauco to concentrate on markets where the impact of sea transportation is comparatively lower.

The depreciation of the U.S. dollar relative to other world currencies has troubled the competitiveness of important world players such as New Zealand, Canada and the European countries. Brazil, another important player in the world market, is facing a shortage of sawlogs, a development that opens up new opportunities to improve prices and increase sales volume.

Panels

The U.S. economy continues to show signs of improvement, leading to a positive impact on sales of panels to that market. Profit margins are still under competitive pressure in the MDF market, but Arauco predicts a positive trend in the future.

Other

Valdivia Project

On January 30, 2004, the Company announced completion of the construction of the Valdivia Pulp Mill, the largest investment made by the Company in the last decade. On January 29, 2004 the Valdivia Pulp Mill began its production phase.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

Itata Project

The Itata project, which is in its first phase of construction, will include a sawmill, a plywood plant and a thermal plant for steam and electric production. Arauco contemplates an investment of U.S.$ 120 million for this project. This project is currently on schedule and is expected to be completed toward the end of 2004.

4.	ANALYSIS OF CASH FLOW

	12/31/2002 ThU.S.$	12/31/2003 ThU.S.$
Operating cash flow	437,932	511,523
Cash flow from financing activities	(126,418)	158,738
Cash flow from investment activities	(384,249)	(568,687)

Net cash flow for the year	(72,735)	101,574

The increase in operating cash flows is largely due to an increase of trade accounts receivable of U.S.$90 million and an increase of V.T.A. for export sales, partially offset by increases in payments to suppliers.

The net negative cash flow from financing activities in 2002 was largely due to loan payments. The net positive cash flow in 2003 is primarily due to a bond issuance of U.S.$300 million and loans of U.S.$150 million in February 2003, partially offset by major loan payments and major dividend payments in 2003.

The variation in cash flows from investment activities is largely due to the impact of an increase in purchases of property, plant and equipment in 2003 as compared to 2002, due to the construction of the Valdivia Mill Project.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

December 31, 2003

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of December 31, 2003, a relation between fixed rate debts and total consolidated debt of approximately 78%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it considers that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in Note 2, as of January 1, 2002, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2002 ThU.S.$	2003 ThU.S.$
ASSETS

CURRENT ASSETS :
Cash	9,534	9,604
Time deposits	19,564	11,940
Marketable securities (note 3)	350,283	522,793
Trade accounts receivable (note 4)	180,880	221,933
Notes receivable	5,435	4,537
Other receivables	25,739	25,964
Notes and accounts receivable from related parties (note 18)	—	1,663
Inventories (note 5)	392,787	435,469
Recoverable taxes	26,649	50,366
Prepaid expenses	16,620	23,004
Deferred tax assets (note 15)	25,501	4,256
Other current assets	91,907	42,028

Total current assets	1,144,899	1,353,557

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	355,971	364,826
Forests	1,848,919	1,980,278
Buildings and other infrastructure	1,367,936	1,433,210
Machinery and equipment	1,402,483	1,418,742
Other	437,590	813,908
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,643,430)	(1,752,998)

Net property, plant and equipment	3,838,238	4,326,735

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	20,768	47,441
Investments in other companies	139	134
Goodwill (note 8)	3,954	12,272
Negative goodwill (note 8)	(12,610)	(6,442)
Long-term receivables	4,199	11,567
Intangibles	494	841
Amortization	(152)	(216)
Other (note 9)	37,215	38,570

Total other non-current assets	54,007	104,167

Total assets	5,037,144	5,784,459

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2002 ThU.S.$	2003 ThU.S.$
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current bank borrowings (note 10)	32,139	1,368
Current portion of long-term bank borrowings (note 14)	41,952	2,360
Current portion of bonds (note 12)	109,396	33,638
Current portion of other long term liabilities	278	330
Dividends payable	1,330	1,507
Trade account payable	76,514	106,272
Notes payable	126	—
Sundry accounts payable	10,220	3,676
Notes and accounts payable to related companies (note 18)	1,935	1,329
Accrued liabilities (note 13)	15,396	25,277
Withholding taxes	4,930	5,810
Income tax payable	17,829	3,879
Deferred income	1,111	3,363
Other current liabilities	2,807	703

Total current liabilities	315,963	189,512

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	252,363	402,020
Bonds (note 12)	1,157,500	1,457,500
Notes payable	1	1
Sundry accounts payable	295	341
Accrued liabilities (note 13)	9,043	14,361
Deferred tax liabilities (note 15)	87,732	88,165
Other long-term liabilities	664	5,663

Total long-term liabilities	1,507,598	1,968,051

Minority interest (note 25)	6,127	13,212

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,356,030	1,483,076
Retained earnings	1,259,743	1,433,461
Provisory dividend	(38,682)	(65,221)
Net income for the year	277,189	409,192

Total shareholders’ equity	3,207,456	3,613,684

Total liabilities and shareholders’ equity	5,037,144	5,784,459

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2002 ThU.S.$	2003 ThU.S.$
OPERATING INCOME:
Sales revenue (note 21)	1,188,018	1,458,220
Cost of sales (note 22)	(562,802)	(668,890)
Gross profit	625,216	789,330
Administration and selling expenses (note 22)	(234,905)	(283,225)

Operating income	390,311	506,105

NON-OPERATING INCOME:
Interest earned	21,995	22,035
Share of net income of related companies (note 7)	2,558	6,001
Other non-operating income (note 23)	6,169	10,025
Amortization of goodwill (note 8)	(4,435)	(3,787)
Interest expenses	(113,035)	(86,928)
Other non-operating expenses (note 24)	(11,533)	(18,146)
Price-level restatement (note 1)	(441)	322
Foreign currency exchange rate (note 1)	2,592	50,728

Non-operating loss	(96,130)	(19,750)

Income before taxes, minority interest and amortization of negative goodwill	294,181	486,355
Income taxes (note 15)	(36,191)	(83,131)
Income before minority interest and amortization of negative goodwill	257,990	403,224
Minority interest (note 25)	(267)	(199)
Income before amortization of negative goodwill	257,723	403,025
Amortization of negative goodwill (note 8)	19,466	6,167

Net income	277,189	409,192

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2002 ThU.S.$	2003 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	277,189	409,192
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(446)	258

Items affecting income not involving the movement of cash:
Depreciation	102,966	107,550
Amortization of intangibles	28	34
Write-offs and provisions	1,108	9,636
Profit from investments accounted for under the equity method	(2,559)	(6,014)
Loss from investments accounted for under the equity method	1	13
Amortization of goodwill	4,435	3,787
Amortization of negative goodwill	(19,466)	(6,167)
Net price level restatement	441	(322)
Foreign currency exchange rate	(2,592)	(50,728)
Others	14,753	31,409

Decrease (Increase) in current assets:
Clients and debtors	46,429	(172,427)
Inventory	321	(52,760)
Other current assets	(18,108)	24,173

Increase (Decrease) in current liabilities:
Suppliers and creditors	5,253	146,549
Interest payable	6,133	(1,121)
Provision for income taxes	19,714	19,581
Other current liabilities	2,332	48,880

Net cash flows from operating activities	437,932	511,523

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

Amounts in thousands of U.S. dollars, except as indicated

	At December 31,
	2002 ThU.S.$	2003 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	2,484	182,291
Bonds issue	—	295,482
Dividends paid	(71,762)	(133,906)
Loans paid	(40,087)	(100,821)
Repayments of bonds	(17,078)	(83,785)
Other financing activities	25	(523)

Net cash flow from financing activities	(126,418)	158,738

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	2,590	1,528
Sales of financial instruments	8,491	—
Purchase of property, plant and equipment	(343,322)	(511,477)
Permanent investments	(9,425)	(61,169)
Purchases of financial instruments	(8,002)	—
Capitalized interest paid	(4,280)	(24,852)
Other investments	(30,301)	27,283

Net cash flow from investment activities	(384,249)	(568,687)

Net cash flows from operating, investing and financing activities	(72,735)	101,574

Effect of inflation	29,956	49,066

Net decrease in cash and cash equivalents	(42,779)	150,640
Initial balance of cash and cash equivalents	442,205	399,426

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	399,426	550,066

The accompanying notes 1 to 30 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of December 31, 2002 and 2003 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of December 31, 2003			Total as of December 31, 2002
Subsidiary company	Direct	Indirect	Total	Total
	%	%	%	%
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.93
Arauco Do Brasil Ltda. (Brazil)	—	99.99	99.99	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	58.80
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.93
Arauco Generación S.A.	99.00	0.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	1.00	98.99	99.99	99.99
Arauco Internacional S.A. (previously Inversiones Cholguán S.A.)	98.03	1.96	99.99	99.99
Arauco Perú S.A. (ex - Cholguán Lima S.A.) (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Controladora de Plagas Forestales S.A.	—	51.09	51.09	51.09
Distribuidora Centromaderas S.A.	—	99.99	99.99	99.99
Forestal Arauco Costa Rica S.A. (Costa Rica)	10.00	89.99	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.15	99.84	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Celsur S.A.	—	82.12	82.12	—
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Conosur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	14.27	85.72	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.96	99.96	99.96
Southwoods Arauco-Lumber LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements;

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”); and

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements (including the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos) is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous December 31,
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%

The values of the CPI used for the price-level restatement for the two most recent fiscal years were as follows:

	Index	Change from previous November 30,
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the period-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexations of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
December 31, 2002	16,744.12
December 31, 2003	16,920.00

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the observed exchange rates, as reported by the Central Bank of Chile. The observed exchange rates for foreign currencies were as follows:

	At December 31,
	2002 U.S.$1	2003 U.S.$1
Chilean peso	718.61	593.80
Yen	118.37	107.04
Euro	0.95	0.80
GBP	0.62	0.56
Argentine peso	3.37	2.94

The differences arising in the valuations of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on forward foreign exchange contracts and currency swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for price-level restatement in each of the reporting years was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Year ended December 31,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restating by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(59,848)	(338)
Property, plant and equipment, net	54,688	203
Inventories	5,095	357
Other assets and liabilities, net	2,013	118

Net effect on income	1,948	340

Price-level restatement of income statement accounts	(2,389)	(18)

Credit (charge) to income by CPI	(441)	322

Credit (charge) to income for foreign currency exchange rate:

	Year ended December 31,
	2002 ThU.S.$ Credit (Charge)	2003 ThU.S.$ Credit (Charge)
Assets restating by foreign currency
Trade accounts receivable	727	3,077
Inventories	(365)	84
Other assets	(7,742)	72,399
Liabilities restating by foreign currency
Bank borrowings	(1)	—
Bonds	289	(73)
Other liabilities	9,684	(24,759)

Net effect on income by foreign currency	2,592	50,728

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest.

Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the latest purchase price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and forestry subsidiaries are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment, continued

(j)	Property, plant and equipment, excluding forests, continued

The estimated average remaining useful lives of the property, plant and equipment are as follows:

Years
Buildings and other infrastructure	27
Machinery and equipment	11
Other	3
Technical revaluation	10

(i)	Property, plant and equipment, excluding forests, continued

Arauco generally capitalizes the interest costs associated with financing its work in progress. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves”.

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 10% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

(h)	Income taxes

Arauco has made provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of provisions for income taxes is shown in note 15.

At December 31, 2003, deferred income taxes have been recognized at the end of each period for all temporary differences between the financial reporting and tax bases of assets and liabilities. Until December 31, 1999, Arauco recognized deferred income taxes in the same manner except for the tax loss carry forwards of certain subsidiaries.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each year-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5% for 2003 (as compared to 8% in 2002).

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$ 1,579 thousand and U.S.$ 1,685 thousand for the years ended December 31, 2002 and 2003, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(l)	Negative goodwill on investments

Any excess of the book value of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of its book value is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months.

(o)	Forward foreign exchange contracts and currency swaps

Arauco’s open forward foreign exchange contracts and currency swaps are revalued according to the current spot rate on a monthly basis. Losses are accounted for in the income statement, whereas gains are deferred and accounted for as liabilities. Such gains are realized as income when the underlying contract expires.

Initial discounts, premiums or commissions on these contracts are deferred and amortized over the lives of the underlying contracts.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction of the cost of the forests. These amounts are realized as income on sale of the related finished goods.

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on uncollectibility analyses on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded at the time of shipment of products to the customer or upon performance of services.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

Until December 31, 2001, under B.T. No.64, the investment in the foreign subsidiary was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself was measured in U.S. dollars. For the years ended December 31, 2003 and 2002, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

The Company uses an exchange rate of 2.94 Argentine pesos per U.S. dollar in translating its assets and liabilities denominated in Argentine pesos into U.S. dollars, pursuant to Chilean Securities Commission instructions and in accordance with B.T. No. 64. The recognition resulted in an income of U.S.$ 6.984 million.

As of December 31, 2003, the Company’s investments in Argentina represented 12.1% of its consolidated assets, compared to 13.0% at December 31, 2002.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may effect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the years covered in these consolidated financial statements.

3.	MARKETABLE SECURITIES

Marketable securities as of each year-end, the majority of which are denominated in local currency, were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Units in mutual funds	350,283	522,793

Total marketable securities	350,283	522,793

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each year-end were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Trade accounts receivable	183,561	226,399
Allowance for doubtful accounts	(2,681)	(4,466)

Total trade accounts receivable	180,880	221,933

As of December 31, 2002 and 2003, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Finished goods (pulp)	25,031	20,879
Finished goods (timber and panels)	86,049	94,171
Finished goods on consignment (pulp)	22,607	27,619
Work in progress	2,609	3,767
Sawlogs, pulpwood and chips	10,950	22,571
Raw material	43,917	54,624
Forests under exploitation	189,698	199,306
Pending imports	706	159
Other	11,220	12,373

Total inventories	392,787	435,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each year-end is detailed below by class of asset:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Buildings and other infrastructure	3,226	2,968
Machinery and equipment	655	445
Other	1	—

Total increase in value due to technical revaluation of property, plant and equipment	3,882	3,413

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

The depreciation charge to income of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	102,568	106,977
Technical revaluation	398	573

Total	102,966	107,550

Accumulated depreciation was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,579,473	1,688,571
Technical revaluation	63,957	64,427

Total	1,643,430	1,752,998

Forests

The price-level restated cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Price-level restated cost of forests	528,657	543,955
Commercial valuation increment	1,320,262	1,436,323

Total	1,848,919	1,980,278

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES

During 2003, Arauco made the following investments in related companies:

On January 2, 2003, the Company contributed U.S.$ 25 million to Eka Chile S.A. and acquired U.S.$3.5 million of additional shares. The investment resulted in goodwill of U.S.$ 12.1 million.

Between January and December 2003, the subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 1,763 thousand to Forestal Conosur S.A.

In May 2003, the subsidiary Arauco International S.A. acquired 4,000 shares of Arauco Europe S.A. for U.S.$ 30 thousand. As a result, Arauco International S.A. now holds a 99.97% controlling interest in Arauco Europe S.A.

On December 23, 2003, the subsidiary Forestal Celco S.A. acquired 735,042,070 shares of Forestal Celsur S.A.. As a result, Forestal Celco S.A. now holds a 83.05% controlling interest in Forestal Celsur S.A.

During 2002, Arauco made the following investments in related companies:

In March 2002, the Company acquired 5,814,617 shares in Paneles Arauco S.A. by making a capital contribution of U.S.$ 20,339 thousand through the capitalization of a loan. Forestal Arauco S.A. acquired 188,769 shares by making a capital contribution of U.S.$ 660 thousand. As a result, the Company now holds a 99% controlling interest and Forestal Arauco S.A. holds a 1% interest in Paneles Arauco S.A.

Between January and November 2002, the Company and its subsidiary Arauco Internacional S.A. made a capital contribution of U.S.$ 1,016 thousand to Forestal Conosur S.A.

In February 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$30 thousand to form Forestal Arauco Costa Rica S.A.

Between April and June 2002, the Company made a capital contribution of U.S.$ 294 thousand to form Arauco Do Brasil Ltda., a contribution equivalent to 99.99% of Arauco Do Brasil´s paid-in capital.

In April 2002, the Company and its subsidiary Forestal Arauco S.A. made a capital contribution of U.S.$ 6 thousand to form Agenciamiento y Servicios Profesionales S.A. de C.V.

On August 27, 2002, the Company acquired 7,622,489 shares of Inversiones Cholguán S.A. (now Arauco Internacional S.A.), equivalent to a 98% of shareholders equity to the subsidiary Forestal Cholguán S.A., for 15,169 million Chilean pesos (historic), corresponding to U.S.$ 21,210 thousand. As of the end of 2002, Arauco Internacional S.A. is the principal shareholder of foreign Arauco group subsidiaries.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

In October 2002, the Company acquired a 16.67% interest in Inversiones Puerto Coronel S.A. for U.S.$4,500 thousand. The investment resulted in goodwill of U.S.$ 2,599 thousand.

On November 20, 2002, the subsidiary Arauco Wood Products, Inc., acquired 100% of Southwoods-Arauco Lumber, LLC for U.S.$ 4,900 thousand, resulting in goodwill of U.S.$ 1,500 thousand.

On December 11, 2002, the Company made a capital contribution equivalent to 100 thousand euros through its subsidiary Arauco Internacional S.A. to form Inversiones Celco S.L. in Spain.

On December 23, 2002, the Company made a capital contribution of U.S.$ 647.6 million of shares of Industrias Forestales S.A. to Inversiones Celco S.L. in order to increase its capital. Additionally, Arauco Internacional S.A. made a capital contribution of U.S.$ 446 thousand of shares of Arauco Denmark ApS.

During the year of 2002, the Company made a capital contribution of U.S.$ 40 thousand to form Arauco Europe S.A.

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

Liabilities that hedge investments in related companies

The Company maintains debt with the public (the Company’s Yankee Bonds 2nd Issue) that were specifically designated as hedging instruments for the Company’s investment in Industrias Forestales S.A., in Argentina.

The investments in related companies at each year-end were as follows:

	As of December 31,
	Percentage Participation		Investment Value		Net income of investee
	2002%	2003%	2002 ThU.S.$	2003 ThU.S.$	2002 ThU.S.$	2003 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	13,785	18,215	1,513	2,379
Inversiones Puerto Coronel S.A.	50.00	50.00	6,618	8,030	1,016	1,588
Sociedad CDEC-SIC Ltda.	7.69	7.69	48	46	(1)	(13)
Servicios Corporativos Sercor S.A.	20.00	20.00	317	457	30	70
Eka Chile S.A.	0.00	50.00	—	20,693	—	1,977

Total			20,768	47,441	2,558	6,001

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each year-end was as follows:

	As of December 31,
	2002		2003
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Alto Paraná S.A.	1,419	967	624	343
Industrial y Forestal Misiones S.A.	12,114	—	—	—
Licancel S.A.	907	1,587	907	680
Forestal Cholguán S.A.	4,424	9,777	4,422	5,354
Maderas Prensadas Cholguán S.A.	602	279	214	65

Total negative goodwill	19,466	12,610	6,167	6,442

b)	Goodwill as of each year-end was as follows:

	As of December 31,
	2002		2003
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Forestal El Aguaray S.A.	34	51	39	12
Paneles Arauco S.A.	786	2,162	786	1,376
Inversiones Puerto Coronel S.A.	1,016	241	241	—
Eka Chile S.A.	—	—	2,421	9,684
Inversiones Puerto Coronel S.A.	2,599	—	—	—
Southwoods-Arauco Lumber L.L.C.	—	1,500	300	1,200

Total goodwill	4,435	3,954	3,787	12,272

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each year-end were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Recoverable taxes	19,208	21,582
Bond issue expenses	14,706	14,166
Discounts on bond issues	2,285	1,981
Other	1,016	841

Total other non-current assets	37,215	38,570

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of each year-end were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Total outstanding	32,139	1,368
Principal outstanding	32,125	1,368
Weighted average annual interest rate	—	—

Current bank borrowings were denominated as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Obligations in foreign currency	32,078	1,368
Obligations in local currency	61	—

Total current bank borrowings	32,139	1,368

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Current portion of bonds	109,396	33,638
Current portion of other long-term liabilities	278	330
Trade accounts payable	76,514	106,272
Notes payable	126	—
Accounts and notes payable to related parties	1,935	1,329
Current provisions	15,396	25,277
Sundry accounts payable and other liabilities	38,227	18,938

Total	241,872	185,784

(b)	The percentages of these obligations in foreign and local currency, excluding the effects of forward foreign exchange contracts and currency swaps, were as follows at year-end:

	As of December 31,
	2002%	2003%
Foreign currency	44.15	18.11
Local currency	55.85	81.89

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had eight series of Yankee Bonds outstanding as of December 31, 2003.

The balances of the bonds were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Current
Series A bonds	2,326	—
Series B bonds	293	—
Yankee Bonds 1st Issue	80,733	292
Yankee Bonds 2nd Issue	8,381	8,381
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	—	7,302

Total current (including accrued interest)	109,396	33,638

Long-term
Series A bonds	—	—
Series B bonds	—	—
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	400,000	400,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	—	300,000

Total long-term	1,157,500	1,457,500

Less total accrued interest	29,181	33,638

Total principal outstanding	1,237,715	1,457,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee A Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003
Authorized Amount (nominal)	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Issue amount	8 years ThU.S.$ 200,000 12 years ThU.S.$ 100,000	8 years ThU.S.$ 175,000 12 years ThU.S.$ 100,000 20 years ThU.S.$ 125,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000
Amounts Authorized but not issued
Principal Repayment	8 years Dec. 2003 12 years Dec.2007	8 years September 2005 12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013
Interest rate (excluding effects of any interest rate swap)	8 years 6.75% 12 years 7.00%	8 years 6.95% 12 years 7.20% 20 years 7.50%	8.62%	7.75%	5.125%
Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

As of December 31, 2003, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2004 (*)	33,638
2005	175,000
2006	—
2007 and thereafter	1,282,500

Total	1,491,138

(*)	This amount includes U.S.$ 33,638 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Accrued liabilities
Accrual for staff vacations	4,140	5,022
Plant maintenance accrual	3,997	4,228
Standby letters of credit	631	633
Accrual for contingencies	—	306
Staff severance indemnities	488	915
Selling and other transportation costs provisions	1,116	1,520
Electrical expense provision	789	925
Salary and benefits of the staff	1,385	1,983
Forestry activity expenses	565	843
Pending monthly provisional payments	290	4,504
Chlorate Plant provision	—	1,409
Other current liabilities	1,995	2,989

Total accrued liabilities	15,396	25,277

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Balance at beginning of year	8,070	8,673
Provision during the year	1,257	5,361
Provision in Asset	161	1,135
Payments during the year	(815)	(556)

Balance as of period-end	8,673	14,613

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Shown in the balance sheet as:
Current	488	915
Long-term	8,185	13,698

Total	8,673	14,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each year-end were as follows:

		As of December 31, 2002		As of December 31, 2003
Bank or financial institution	Denomination	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$
Morgan Guaranty Trust Company (1) (a)	U.S.$	—	37,534	—	—
J.P. Morgan-Chase (Argentine Collateral Trust) (1) (b)	U.S.$	250,000	3,850	250,000	416
Tesoro Argentino (2)	U.S.$	2,363	568	2,020	634
J.P. Morgan-Chase Bank (3)	U.S.$	—	—	150,000	1,310

Total long-term bank borrowings		252,363	41,952	402,020	2,360

The weighted average interest rates for long-term foreign currency-denominated debt for the years ended December 2002 and 2003 were 2.23% and 4.15%, respectively. Arauco enters into forward foreign exchange contracts and currency swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

The UF rate has been expressed as an interest spread in excess of the indexation of the UF. See note 1(b).

Six month LIBOR at December 31, 2002 and 2003 was 1.38% and 1.22%, respectively.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(1)	Alto Paraná Loans

a) The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.35%. Interest payments are due quarterly, while the loan principal is repayable in four annual payments, which began on March 20, 2000.

b) The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on June 13, 2004.

(2)	Tesoro Argentino

Alto Paraná owed an aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

(3)	The Company obtained a U.S.$ 150 million loan in order to repay outstanding debt. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus 0.85%. Interest payments are due semi-annually, while the loan principal is repayable in five semi-annual payments, which begin on February 7, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(b)	Debt distribution

As of December 31, 2002 and 2003, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of December 31, 2003, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2004	2,360
2005	414
2006	110,492
2007	160,557
2008 and thereafter	130,557

Total	404,380

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	The consolidated net worth must not be less than 95,400,000 unidades de fomento.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries compute and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 40,652 thousand and U.S.$57,229 thousand for the periods ended December 31, 2002 and 2003, respectively. Furthermore, Arauco established provisions for U.S.$ 90 thousand as of December 31, 2002 and U.S.$ 113 thousand as of December 31, 2003, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Income tax	(40,652)	(57,229)
Provisions estimated in accordance with Article N° 21 of the Income Tax Law in Chile	(90)	(113)
Deferred income tax	14,814	(48,564)
Amortization of complementary accounts	952	(236)
Adjustment expense taxes last year	233	(82)
Tax benefits for tax losses	810	633
Changes in valuation provision	(12,258)	22,460

Total Income Tax	(36,191)	83,131

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of December 31, 2003 were as follows:

	Retained Earnings		Shareholders’ Tax Credit ThU.S.$
	With Credit ThU.S.$	Without Credit ThU.S.$
Balance as of December 31, 2003	54,964	3,377	10,469

Total	54,964	3,377	10,469

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of December 31, 2002 and 2003, Arauco recorded accumulated deferred taxes arising from temporary differences, as follows:

	As of December 31, 2002
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	770	131	—	—
Deferred revenues	967	39	—	—
Accrual for staff vacations	588	—	—	—
Production costs	—	—	5,517	—
Property, plant and equipment depreciation	—	—	—	74,867
Capitalized expenses	—	—	1,758	3,876
Obsolescence reserve	681	—	—	—
Debt issue and project expenses	—	—	—	8,457
Staff severance indemnities	997	396	—	—
Leasing assets	—	—	68	33
Tax loss carry forwards	25,563	5,841	—	—
Property, plant and equipment valuation	—	28,823	—	16,645
Accrual for contingencies	358	—	—	—
Plant maintenance accrual	650	—	—	—
Argentine peso devaluation	1,477	5,908	—	—
Other	1,921	303	74	812

Total	33,972	41,441	7,417	104,690

Complementary accounts, net of accumulated amortization (1)	(91)	(15,882)	(135)	(15,474)
Valuation provision	(1,098)	(24,075)	—	—

Total	32,783	1,484	7,282	89,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of December 31, 2003
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,067	150	—	—
Deferred revenues	849	—	—	—
Accrual for staff vacations	818	—	—	—
Production costs	—	—	5,562	—
Capitalized expenses	—	—	2,877	5,771
Property, plant and equipment depreciation	—	—	—	82,870
Staff severance indemnities	1,740	615	—	—
Debt issue and project expenses	—	—	—	17,717
Obsolescence reserve	1,187	—	—	—
Accrual for contingencies	411	—	—	—
Tax loss carry-forwards	3,836	1,260	—	—
Property, plant and equipment valuation	—	32,199	—	14,626
Plant maintenance accrual	425	—	—	—
Argentine peso devaluation	2,120	4,239	—	—
Other	2,351	339	390	909

Total	15,804	38,802	8,829	121,893

Complementary accounts, net of accumulated amortization (1)	(2,719)	(13,076)	—	(14,291)
Valuation provision	—	(6,289)	—	—

Total	13,085	19,437	8,829	107,602

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves”. These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$ 631 thousand during the year ending December 31, 2002 and received U.S.$ 866 thousand during the year ending December 31, 2003.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each year-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each year-end.

		At December 31,
	Currency	2002 ThU.S.$	2003 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	7,209	3,175
Cash and banks	Ch$	1,798	2,132
Cash and banks	Other currencies	527	4,297
Time deposits and marketable securities	U.S.$	171,697	339,333
Time deposits and marketable securities	Ch$	30,987	3,169
Time deposits and marketable securities	Other currencies	167,163	192,231
Trade accounts receivable	U.S.$	155,907	180,827
Trade accounts receivable	Ch$	18,815	24,529
Trade accounts receivable	Other currencies	6,158	16,577
Other accounts receivable	U.S.$	14,788	7,865
Other accounts receivable	Ch$	9,675	12,124
Other accounts receivable	Other currencies	1,276	5,975
Inventories	U.S.$	179,097	417,927
Inventories	Ch$	213,690	17,542
Other current assets	U.S.$	114,406	38,561
Other current assets	Ch$	26,744	64,221
Other current assets	Other currencies	24,962	23,072

Total current assets		1,144,899	1,353,557

Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	1,804,917	4,307,790
Property, plant and equipment	Ch$	2,033,321	18,945
Other assets	U.S.$	45,471	59,706
Other assets	Ch$	8,536	23,303
Other assets	Other currencies	—	21,158

Total property, plant and equipment and other assets		3,892,245	4,430,902

Total assets		5,037,144	5,784,459

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

		At December 31,
	Currency	2002 ThU.S.$	2003 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	32,034	1,319
Current bank borrowings	Other currencies	105	49
Current portion of long-term bank borrowings	U.S.$	41,952	2,360
Current portion of bonds	U.S.$	106,777	33,638
Current portion of bonds	Ch$	2,619	—
Notes and trade accounts payable	U.S.$	25,881	16,572
Notes and trade accounts payable	Ch$	46,910	67,385
Notes and trade accounts payable	Other currencies	3,849	22,315
Other current liabilities	U.S.$	16,984	13,562
Other current liabilities	Ch$	38,739	27,890
Other current liabilities	Other currencies	113	4,422

Total current liabilities		315,963	189,512

Long-term liabilities:
Long-term bank borrowings	U.S.$	252,363	402,020
Bonds	U.S.$	1,157,500	1,457,500
Other long-term liabilities	U.S.$	1,289	14,366
Other long-term liabilities	Ch$	96,446	93,666
Other long-term liabilities	Other currencies	—	499

Total long-term liabilities		1,507,598	1,968,051

Total liabilities		1,823,561	2,157,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	As of December 31,
Company	Relationship	2002 ThU.S.$	2003 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Affiliate	—	1,190	Accounts receivable
Fundación Educacional Arauco	Affiliate	—	473	Accounts receivable

Total current assets		—	1,663

(b) Current liabilities
Compañía de Petróleos de Chile S.A.	Shareholder	472	62	Accounts payable
Puerto de Lirquén S.A.	Affiliate	175	333	Accounts payable
Compañía Puerto de Coronel S.A.	Affiliate	—	275	Accounts payable
Abastible S.A.	Affiliate	39	46	Accounts payable
Sigma Servicios Informáticos S.A.	Affiliate	31	1	Accounts payable
Servicios Corporativos Sercor S.A.	Affiliate	33	10	Accounts payable
Compañía de Turismo de Chile Ltda.	Affiliate	—	3	Accounts payable
Fundación Educacional Arauco	Affiliate	149	—	Accounts payable
Cía. de Seguros Generales Cruz Del Sur S.A.	Affiliate	1,036	—	Accounts payable
Eka Chile S.A.	Affiliate	—	599	Accounts payable

Total current liabilities		1,935	1,329

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the year-ended December 31, 2002 and 2003, Arauco had the following related party transactions that affected net income:

	Purchases (sales) Year ended December 31,
	2002 ThU.S.$	2003 ThU.S.$
(a) Compañía de Petróleos de Chile S.A.:
Purchases of fuel	12,128	14,590
Other Sales	(1)	(2)
(b) Puerto de Lirquén S.A.:
Port services	2,046	2,924
(c) ABC Comercial S.A.:
Other Purchases	81	4
(d) Abastible S.A.:
Purchases of fuel	217	369
(e) Compañía de Seguros Generales Cruz del Sur S.A.:
Direct insurance premiums	2,990	10,966
(f) Cía. Puerto de Coronel S.A:
Stockpiling services	695	1,856
Other sales	(1)	—
(g) Portaluppi, Guzmán y Bezanilla Abogados
Legal advice	277	237
(h) Eka Chile S.A.
Purchase of sodium chlorate	—	10,233
Engineering Services	—	(4,712)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

(a)	Arauco

Arauco is not currently involved in any court proceedings or other legal actions which could significantly affect its financial or operational condition.

The liabilities included in current and long-term bank borrowings require Arauco to comply with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

i) The interest coverage ratio must not be less than 2.0.

ii) The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

iii) The consolidated net worth must not be less than 95,400,000 unidades de fomento.

The Company has guaranteed the debt of one of its subsidiaries, Alto Paraná S.A. At December 31, 2003, the outstanding principal amount of the guaranteed debt totaled $250 million. This guarantee would require payment by the Company in an event of default by Alto Paraná. The guarantee runs for the term of the note, which expires in 2007. Arauco has no other material guarantees.

The subsidiary Arauco Generación S.A. is currently in court proceedings with the Superintendencia de Electricidad y Combustibles (Electricity and Fuels Commission) regarding sanctions applied by the Commission for deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Electricity and Fuels Commission. The amounts involved were recorded in the consolidated financial statements as 239.4 million Chilean pesos.

The Company´s long-term borrowings require compliance with certain financial restrictions. Non-compliance could result in these debts becoming fully payable upon demand. Arauco was in compliance with all relevant financial covenants at December 31, 2003.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended December 31, 2002 and 2003 are as follows:

December 31, 2002	Paid-in Capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2001	347,551	5,625	1,470,901	1,158,087	(5,357)	139,910	3,116,717
Prior period income allocation	—	—	—	139,910	—	(139,910)	—
Dividends paid	—	—	—	(38,254)	5,357	—	(32,897)
Cumulative translation adjustment	—	—	(136,629)	—	—	—	(136,629)
Forestry reserve	—	—	25,578	—	—	—	25,578
Forestry reserve adjustment related to subsidiaries	—	—	(3,820)	—	—	—	(3,820)
Interim dividends	—	—	—	—	(38,682)	—	(38,682)
Net income for the year	—	—	—	—	—	277,189	277,189

Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY, continued

December 31, 2003	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net income for the year ThU.S.$	Total ThU.S.$
Balance as of December 31, 2002	347,551	5,625	1,356,030	1,259,743	(38,682)	277,189	3,207,456
Prior period income allocation	—	—	—	277,189	—	(277,189)	—
Dividends paid	—	—	—	(103,471)	38,682	—	(64,789)
Cumulative Translation adjustment	—	—	11,001	—	—	—	11,001
Forestry reserve	—	—	117,649	—	—	—	117,649
Forestry reserve adjustment related to subsidiaries	—	—	(1,604)	—	—	—	(1,604)
Interim dividends	—	—	—	—	(65,221)	—	(65,221)
Net income for the year	—	—	—	—	—	409,192	409,192

Balance as of December 31, 2003	347,551	5,625	1,483,076	1,433,461	(65,221)	409,192	3,613,684

The number of shares authorized, issued and outstanding as of December 31, 2002 and 2003 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

21.	SALES REVENUE

Arauco’s sales revenues were derived from export and domestic sales of the following products:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Export sales
Bleached pulp	465,494	520,455
Unbleached pulp	128,504	140,387
Sawlogs	2,916	—
Flitches	6,027	7,281
Sawn timber	155,170	190,351
Remanufactured wood products	128,274	144,558
Plywood and fiber panels	132,753	221,310
Posts	7,451	11,087
Other	—	365

Total export sales revenue	1,026,589	1,235,794

Domestic sales
Bleached pulp	32,967	47,075
Unbleached pulp	1,799	1,854
Sawlogs	14,041	16,570
Pulplogs	6,692	5,284
Sawn timber	44,724	56,891
Remanufactured wood products	9,090	1,990
Chips	653	507
Electric power	4,591	7,836
Plywood and fiber panels	45,644	75,631
Other	1,228	8,788

Total domestic sales revenue	161,429	222,426

Total sales revenue	1,188,018	1,458,220

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

22.	OPERATING COSTS

(a)	Cost of sales

Arauco’s cost of sales consisted of the following:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Timber	113,613	152,777
Chemical products	55,070	72,195
Maintenance costs	42,010	53,877
Depreciation	96,984	100,907
Energy and fuel costs	19,298	27,053
Forestry works	122,916	135,311
Port costs	8,540	10,478
Sawing services	67,313	73,733
Electric power costs	9,885	13,998
Other raw materials, indirect cost and other	27,173	28,561

Total cost of sales	562,802	668,890

(b)	Administration and selling expenses

Administration and selling expenses were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Wages and salaries	30,283	32,976
Insurance	4,388	4,868
Depreciation	5,584	6,070
Freight	113,645	139,447
Other transportation costs	32,630	37,650
Selling expenses	16,766	21,531
Other administrative expenses	31,609	40,683

Total administration and selling expenses	234,905	283,225

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

23.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Reimbursement of customs duties	2,769	3,096
Rental income	323	402
Insurance recoveries	74	2,436
Gain on sale of energy	151	136
Sale of materials and others	191	721
Gain on sale of property, plant and equipment	446	—
Reverse on sale expense provision of the previous year	—	321
Other income	2,215	2,913

Total other non-operating income	6,169	10,025

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

24.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Other services and fees	76	1,658
Other depreciation and amortization	523	712
Write-off of damaged forest	1,581	313
Donations	400	166
Severance payments	14	519
Project expenses	2,464	289
Write-off of obsolete material	346	2,564
Provision for uncollectible accounts receivable	309	3,618
Legal expenses	58	96
Taxes	3,988	3,907
Loss on sale of fixed assets	—	258
Inventory adjustment	—	360
Other expenses	1,774	3,686

Total other non-operating expenses	11,533	18,146

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

25.	MINORITY INTEREST

The equity value corresponding to the shareholders’ minority interest in each of the Company’s subsidiaries was as follows:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	197	189
Forestal Arauco S.A.	1,630	1,686
Forestal Cholguán S.A.	4,069	4,474
Controladora de Plagas Forestales S.A.	197	202
Forestal Celsur S.A.	—	6,661
Arauco Europe S.A.	34	—

Total	6,127	13,212

The income value corresponding to the shareholder minority interest in each of the Company’s subsidiaries was as follow:

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Alto Paraná S.A.	(5)	(15)
Forestal Arauco S.A.	(79)	(97)
Forestal Cholguán S.A.	(188)	(121)
Arauco Europe S.A.	(9)	—
Controladora de Plagas Forestales S.A.	14	34

Total	(267)	(199)

26.	SANCTIONS

During the years ended December 31, 2002 and 2003, neither the Company, nor any member of the Board of Directors nor the Chief Executive Officer of the Company was sanctioned by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

27.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the terms of the bonds.

The charges to income related to such amortizations for the years ended December 31, 2002 and 2003 were U.S.$ 3,706 thousand and U.S.$ 2,881 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense”. The costs recorded for each year are shown below.

	As of December 31,
	2002 ThU.S.$	2003 ThU.S.$
Stamp tax	7,741	6,464
Underwriters commission	4,618	5,791
Rate insurance commission	293	186
Risk evaluation	84	71
Accounting advice	32	88
Printing costs	77	60
Legal advice	419	506
Repayment of bonds	4,085	3,652
Other	115	154

Total bond issue costs	17,464	16,972

28.	CASH FLOW

According to regulations established in Circular N° 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Purchase of fixed assets	U.U$	7.40 million	2004
Valdivia Mill construction project	U.S.$	61.30 million	2004
Purchase Fondo de Comercio Pecom Energía S.A. (Alto Paraná S.A. subsidiary)	U.S.$	30.00 million	2004
Plywood Mill construction project	U.S.$	33.99 million	2004

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

29.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the year ended December 31, 2003.

•	Project to decrease the effluent of the manufacturing process of white pulp. Spent: U.S.$ 908 thousand. No future costs are forecasted.

•	Project to reduce any gases and steam that are a byproduct of the mill production process. Spent: U.S.$4,376 thousand. Estimated future cost: U.S.$ 363 thousand.

•	Payments related to environmental protection in connection with the Valdivia Mill Construction Project. Spent: U.S.$ 15,598 thousand. Estimated future cost: U.S.$ 16,405 thousand.

•	Project to improve the evacuation of water and effluent treatment of Paneles Mill. Spent: U.S.$432 thousand. Estimated future cost: U.S.$84 thousand.

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and December 31, 2003 we paid U.S.$ 112 thousand in relation to the system and we anticipate spending an additional amount of U.S.$ 80 thousand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

December 31, 2003

Unaudited Notes to the Consolidated Financial Statements

Amounts in thousands of U.S. dollars, except as indicated

30.	SUBSEQUENT EVENTS

On January 22, 2004, the subsidiary Alto Parana S.A. completed a restructuring of its debt (see note 14), establishing new terms as follows:

Due date: December 12, 2008

Interest Rate: LIBOR + 6.5%

It was also decided to terminate the irrevocable and unconditional guaranty granted by Arauco related to the Notes issued by the Argentine Collateral Trust I financial trust that was formed on June 13, 2001 under the laws of the Republic of Argentina.

Simultaneously, through an offshore custodial vehicle, Arauco offered to the holders of the amended Notes, due 2008, a new full, unconditional and irrevocable guaranty, not merely as surety but as principal obligor in the event of any failure to meet the obligations related to the Notes.

In a meeting held on January 29, 2004, the undersigned Chief Executive Officer informed the Board of Directors that the construction of the Valdivia Pulp Mill, the company’s principal investment in the last decade, has been accomplished. Also on January 29, 2004, the Board of Directors was informed that the mill had initiated production.

No other events have occurred since December 31, 2003 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Alejandro Pérez R.
Controller	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: March 31, 2004	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer